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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                      SANTA BARBARA RESTAURANT GROUP, INC.
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                          Title of Class of Securities

                                   801378 10 0
                                   -----------
                                 (CUSIP Number)



                      Santa Barbara Restaurant Group, Inc.
                          3918 State Street, Suite 200
                             Santa Barbara, CA 93105
                                 (805) 563-3644

                                 August 17, 2000

                                -----------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box.

         Check the following box if a fee is being paid with the statement.


                                 SCHEDULE 13D/A
                                (Amendment No. 2)

CUSIP NO.: 801378 10 0

(1)    NAME OF REPORTING PERSON:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         William P. Foley, II
         ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [   ]
         (b)    [   ]

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS: PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)    SOLE VOTING POWER:          1,503,500 as of August 17, 2000

(8)    SHARED VOTING POWER:        0

(9)    SOLE DISPOSITIVE POWER:     1,503,500 as of August 15, 2000

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(10)   SHARED DISPOSITIVE POWER:   0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,503,500 shares + 1,010,000 shares in exercisable stock options

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES:       [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.6% (inclusive of exercisable stock options as of August 17, 2000.

(14)   TYPE OF REPORTING PERSON:  HC

Item 1 SECURITY AND ISSUER.

       The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.08 per share (the "Common Stock"), of Santa Barbara Restaurant Group, Inc. ("SBRG") , a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3938 State Street, Suite 200, Santa Barbara, CA 93105.

ITEM 2

       (a)    Identity and Background of Reporting Person:

              William P. Foley, II

       (b)    Business Address:

              3938 State Street, Suite 200, Santa Barbara, CA 93105

       (c)    Principal Occupation and Business Address:

              Chairman of the Board, Director
              Santa Barbara Restaurant Group, Inc.
              3938 State Street, Suite 200
              Santa Barbara, CA 93105

              Chairman of the Board, Director
              CKE Restaurants, Inc.
              1200 North Harbor Blvd.
              Anaheim, CA 92803

              Chairman of the Board, Chief Executive Officer and Director Fidelity National Financial, Inc.
              4050 Calle Real
              Santa Barbara, CA 93105

              Chairman of the Board, Director
              Checkers Drive-In Restaurants, Inc.
              14255 49th Street
              Clearwater, FL 33762

       (d) Reporting Person has never been convicted in any criminal proceeding, excluding traffic violations.

       (e) Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person purchased 74,400 shares of the Issuer in a series of transactions between March 29, 1999 and April 13, 1999 and then purchased 100,000 shares of the Issuer on July 27, 1999, which amounts, when aggregated with the 329,000 shares of the Issuer the Reporting Person purchased in a series of

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transactions between July 19, 2000 and August 8, 2000, increased the Reporting
Person's ownership interest in the Issuer by more than 1% from the previously disclosed ownership position in the issued and outstanding common stock of Issuer, including exercisable options. In connection with the purchase of 74,400 shares between March 29, 1999 and April 13, 1999, the Reporting Person paid $220,260 in cash. In connection with the purchase of 100,000 shares on July 27, 1999, the Reporting Person paid $225,000 in cash. In connection with the purchase of 329,100 shares between July 19, 2000 and August 8, 2000, the Reporting Person paid $323,132 in cash.

ITEM 4 PURPOSE OF TRANSACTION

         Reporting Person purchase such shares of Issuer's stock referred to above for the purpose of investment.

ITEM 5 Interest in Securities of Issuer:

       (a)    Amount Beneficially Owned:

                     1,503,500 shares plus 1,010,000 shares in exercisable stock options as of August 17, 2000.

              Percent of Class:

                     Approximately 13.6% (includes exercisable stock options) as of August 17, 2000.

       (b)    Number of Shares as to which such person has:

              (i)    Sole Power to vote or to direct the vote:

                     1,503,500

              (ii)   Shares Power to vote or to direct the vote:

                     0

              (iii)  Sole power to dispose or to direct the disposition:

                     1,503,500

              (iv)   Sharer power to dispose or to direct the disposition of:

                     0

       (c)    None.

       (d)    NOT APPLICABLE.

       (e)    NOT APPLICALBE.


Item 6 Material filed as Exhibits in support of transaction prompting filing:

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 17, 2000

/s/   WILLIAM P. FOLEY, II
-------------------------------
William P. Foley, II